March 27, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Cheryl Grant

	Re:	Citadel Broadcasting Corporation Amendment No. 1 to Form S-4 Filed February 14, 2007 File No. 333-139577

Dear Ms. Grant:

We are counsel to The Walt Disney Company, a Delaware corporation (“Disney”), and ABC Radio Holdings, Inc., a Delaware corporation (“ABC Radio Holdings”). As indicated in our discussion with you on March 15, 2007 regarding Comment No. 1 in your letter dated March 1, 2007 wherein you make comments to Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-139577) (the “Citadel Registration Statement”) filed by Citadel Broadcasting Corporation (“Citadel”) with the Securities and Exchange Commission (the “Commission”) on February 14, 2007, Disney and ABC Radio Holdings continue to believe that registration of the shares of ABC Radio Holdings common stock that Disney will distribute to a third-party distribution agent on behalf of the Disney stockholders should not be required under the Securities Act of 1933, as amended (the “Securities Act”), on a Form S-1, or under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on a Form 10.

Registration under Section 5 of the Securities Act is required when there is a purchase and sale of securities or an “offer for sale.” Section 2(3) of the Securities Act defines a sale as “every contract of sale or disposition of a security or interest in a security, for value” and an offer for sale as “every attempt or offer to dispose of, or solicitation of an offer to buy, a security or interest in a security, for value.” The Commission has long taken the position that a pro rata distribution of a subsidiary’s stock is not a sale or disposition of value within the meaning of Section 2(3) for two reasons: the parent’s stockholders (i) do not pay for shares received and (ii) do not make any

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investment decision. The parent company receives, and the parent stockholders convey, no value for the shares distributed; thus, no sale occurred and no registration of securities is required. This same principle applies to the spin-off of ABC Radio Holdings: (i) as part of the restructuring, (x) Disney will contribute the assets and liabilities of the ABC Radio Business to ABC Radio Holdings and (y) ABC Radio Holdings will incur an appropriate amount of debt that is less than the fair market value of the assets and which Disney has deemed to be supportable by these assets on a stand-alone basis and transfer the cash proceeds to Disney or its affiliates; (ii) in the spin-off, Disney will deposit all of the issued and outstanding shares of ABC Radio Holdings with a third-party distribution agent, for the benefit of Disney’s stockholders of record, at no cost and in proportion to each stockholder’s holdings in Disney and (iii) immediately after the spin-off, (x) ABC Radio Holdings will merge with a subsidiary of Citadel, (y) the third-party distribution agent will exchange all of the shares of ABC Radio Holdings that Disney deposited with it for the benefit of Disney’s stockholders for shares of common stock of Citadel, which will have been registered on the Citadel Registration Statement and (z) the third-party distribution agent will then distribute the shares of Citadel common stock to Disney’s stockholders in the same proportions as the shares of ABC Radio Holdings that were initially deposited with the distribution agent. Not only will Disney stockholders retain all of their stock in Disney but, through the merger of ABC Radio Holdings and Citadel, they will have an investment in Citadel.

The Staff of the Division of Corporation Finance of the Commission (the “Staff”) has suggested that the spin-off could be considered a purchase and sale of securities if it is determined that Disney stockholders gave up value for the spun-off shares as a result of ABC Radio Holdings’ incurrence of approximately $1.1 billion to $1.35 billion in debt prior to the spin-off (the determination of the exact amount of the debt will be made in accordance with the terms of the merger agreement as described in the information statement/prospectus contained in the Citadel Registration Statement). We respectfully submit that Disney stockholders will not be giving up value by virtue of the fact that ABC Radio Holdings will incur up to approximately $1.35 billion in debt and Disney (or its affiliates) will retain the proceeds of the debt before the spin-off. Rather, Disney stockholders will have the same value both prior to the spin-off and immediately after the consummation of the spin-off.

The following hypothetical examples illustrate this principle. Here, the value of a company’s equity is determined by the following formula:

Value of Company minus Debt plus Cash = Equity Value

Prior to the spin-off, while Spinco is still a subsidiary of Parent, Parent has an aggregate of value of $10 billion and $2 billion in debt, implying an $8 billion equity value of the Parent. Of the $10 billion in total Parent value, $2 billion is attributable to Spinco.

Hypothetical Spinco Inside of Parent (in billions)

	Non-Spinco Assets	+	Spinco Assets	=	Total Investment
Value of Company	$8		$2		$10
minus: Debt/Liabilities	(2)		—		(2)
plus: Cash/Assets	—		—		—

Equity Value	$6		$2		$8

As illustrated in the chart immediately below, if Parent were to distribute all of the shares of Spinco to its stockholders without incurring debt, the value of Spinco’s equity would be $2 billion based on $2 billion (value of company) minus $0 (debt). Parent’s stockholders would still retain their shares in Parent which have an equity value of $6 billion, calculated as $8 billion (value of company) minus $2 billion (debt). In the aggregate, the position of Parent’s stockholders would not have changed immediately following this distribution, since the stockholders would own shares in two companies that collectively have the same amount of equity value that they did as one company — $8 billion.

Hypothetical Spinco Distributed Pro Rata to Parent Stockholders with No Debt (in billions)

	Parent Assets	+	Spinco Assets	=	Total Investment
Value of Company	$8		$2		$10
minus: Debt/Liabilities	(2)		—		(2)
plus: Cash/Assets	—		—		—

Equity Value	$6		$2		$8

As illustrated in the chart immediately below, if instead, prior to the spin-off, Spinco borrows $1 billion in debt and the cash proceeds are retained by Parent, Spinco’s total value will remain $2 billion; however, its equity value will decrease by the amount of the debt incurred ($1 billion) to $1 billion. However, because Parent’s stockholders retain all of their shares in Parent after the spin-off, the equity value of Parent will increase in value by the amount of the cash it retains ($1 billion). Thus, Parent would experience an increase in equity value from $6 billion to $7 billion. Despite the incremental leverage on Spinco, Parent’s stockholders are in the identical position that they were in the prior example (see chart immediately above); they still have $8 billion in equity value by virtue of their new stockholdings in Spinco and their continued stockholdings in Parent.

Spinco Distributed Pro Rata to Parent Stockholders with $1 Debt (in billions)

	Parent Assets	+	Spinco Assets	=	Total Investment
Value of Company	$8		$2		$10
minus: Debt/Liabilities	(2)		(1)		(3)
plus: Cash/Assets	1		—		1

Equity Value	$7		$1		$8

Similarly, while Disney’s retention of the proceeds of the ABC Radio Holdings debt of up to approximately $1.35 billion will cause the value of the equity of the shares of ABC Radio Holdings to decrease accordingly, Disney’s stockholders will not “lose value”, because the equity value of their retained Disney shares will increase by the amount of the cash retained (approximately $1.35 billion). Because they will remain stockholders in both entities after the merger, their aggregate investment will be unchanged as a result of the spin-off, since they will retain an interest in both the new “asset” of Disney (the up to approximately $1.35 billion of cash) and the corresponding new “liability” of ABC Radio Holdings (the up to approximately $1.35 billion in debt).

We respectfully submit that the spin-off is not a sale since the transaction does not compel Disney stockholders to make an investment decision regarding the ABC Radio Holdings’ securities. The principal policy goal of the Securities Act is to protect investors who are deciding whether or not to purchase a security. The spin-off of ABC Radio Holdings does not implicate this policy goal since Disney’s distribution of all of the shares of ABC Radio Holdings common stock will be without cost to its stockholders as of the record date and without any decision on the part of Disney stockholders. Further, a third-party distribution agent will hold the shares of ABC Radio Holdings on behalf of the stockholders after the spin-off and exchange them immediately thereafter for Citadel shares of common stock in the merger. As a result, Disney stockholders will never have physical possession or control over the shares of ABC Radio Holdings common stock and consequently will not have the ability to trade these shares. The only investment decision to be made by these stockholders is a voluntary choice after the transactions are completed as to whether they wish to continue to hold shares of Citadel (after the merger) and/or Disney. Stockholders will have adequate information to make any such decision. Investment decisions of Disney stockholders who become Citadel stockholders by virtue of the merger will have the benefit of the information under the Citadel Registration Statement filed in connection with this transaction, as well as Citadel’s filings under its continuing reporting requirements under the Exchange Act. Investment decisions of Disney stockholders (as continuing Disney stockholders) will have the benefit of Disney’s filings under the continuing reporting requirements of the Exchange Act.

As you requested in our discussion of March 15, we are providing further detail regarding how the parties arrived at the level of debt that ABC Radio Holdings would incur. In essence, the cash proceeds to be retained by Disney represent the amount of borrowing capacity, to which Disney loses access by virtue of separating and spinning off the ABC Radio Business and its subsequent merger with Citadel. In order to arrive at the appropriate amount Disney would retain after the spin-off, Disney had to determine the value of the assets as well as the liabilities associated with those assets that Disney would contribute to the ABC Radio Business. Disney and its legal and financial advisors carefully considered the debt ratio level that was appropriate for the ABC Radio Business and which the assets of the ABC Radio Business could support on a stand-alone basis, without any parent guarantee from Disney or Citadel. Disney and its advisors also considered ABC Radio Holdings’ size and the industry in which it operates, including the debt ratio of other companies in the radio broadcasting industry. Considering the same factors during the negotiation of the November 2006 amendments, the parties agreed to reduce the aggregate consideration and to revise the allocation of the aggregate consideration. These factors are described in the information statement/prospectus in “Transactions – Transaction Consideration” on page 105, which disclosure was augmented in response to the Staff’s prior comment no. 34 in the Staff’s letter of January 19, 2007.

In our March 15 discussion, you indicated that whether registration was required in the precedent transactions was assessed on a facts and circumstances basis. We have reviewed the precedent “reverse Morris trust” transactions and, except where the spun-off subsidiary is the surviving company in the merger and last year’s Alltel/Valor transaction, the spun-off entity has not filed either a Securities Act registration statement or an Exchange Act registration statement on Form 10. It is our understanding, based on our review of the publicly available correspondence in that situation, that while Alltel agreed to file a registration statement on Form S-1, they did so in order to expedite the review process due to time constraints, but they continued to assert that they did not believe that Securities Act registration was required. In our review of the precedent transactions, we have not been able to identify any distinguishing features of those transactions which would compel a different outcome for this transaction. These precedent transactions are similarly structured – the realignment of assets and liabilities spread currently over several subsidiaries and the separation and consolidation of such business under a new subsidiary or pre-existing one – with a pre-transaction borrowing by the spin-off entity:

•

Heinz received $300 million in senior secured notes and a distribution amount of $800 million that was paid from the financing that the spun-off entity and Del Monte incurred. See Registration Statement on Form S-4 of Del Monte Foods Company filed with the Commission on August 28, 2002.

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AT&T Broadband agreed to pay $3.96 billion to AT&T for intercompany debt owed by AT&T Broadband, which was to be paid out of the debt proceeds of the combined AT&T Broadband/Comcast financing commitment. See Registration Statement on Form S-4 of Comcast Corporation filed with the Commission on February 11, 2002.

•

The six entities to be spun-off agreed to pay Georgia-Pacific $730 million, an amount representing the indebtedness attributable to the timber and timberlands businesses’ intercompany indebtedness. See Registration Statement on Form S-4 of Plum Creek Timber Company, Inc. filed with the Commission on October 11, 2000.

•

In connection with its spin-off, Forest Energy Resources incurred $200 million of indebtedness and distributed the proceeds to Forest Oil (the parent company). See Registration Statement on Form S-4 of Mariner Energy, Inc. filed with the Commission on October 18, 2005.

In the few precedent examples (except Alltel) where a Securities Act registration has been made by the spun-off entity, the spun-off entity has been the surviving company post-merger and its shares were issued to the stockholders of the merger partner in the merger. Here, Citadel is the party issuing shares in the merger. In any event, cash was distributed to the parent company in these transactions as well without the implication that the subsidiary’s stockholders were giving up value:

•

The Staff did not object to the proposed payment of $4.2 billion to General Motors by a dividend from Hughes, a large portion of which would be from its debt financing. See Registration Statement on Form S-4 of HEC Holdings, Inc. filed with the Commission on March 18, 2002.

•

In Fortune Brands’ spin-off of ACCO World Corporation, the Staff did not object to ACCO World’s incurrence of $1.1 billion of indebtedness and the payment of proceeds to the parent company and a minority stockholder. See Registration Statement on Form S-4 of ACCO World Corporation May 13, 2005.

In addition, in spin-offs not involving a subsequent merger, the parent company also often retains the proceeds of the debt incurred by the subsidiary to be spun-off as consideration for the parent’s contribution of the business. In two recent spin-offs completed in 2006, Verizon retained $9.6 billion in a combination of cash on hand and the proceeds of debt incurred by Idearc and Sara Lee received a one-time payment of $2.4 billion from Hanebrands Inc.’s debt proceeds. In the recently announced spin-off of Automatic Data Processing’s brokerage services group business, the spun-off entity, Broadbridge, will incur debt, $690 million of which will be retained by the parent company. We respectfully submit that an interpretation that value is given up by the subsidiary’s stockholders when the parent company retains the proceeds of debt incurred by the subsidiary would require virtually all spin-off transactions (reverse Morris trust or otherwise) to be registered under both the Securities Act and the Exchange Act, thereby undermining the reach and utility of Staff Legal Bulletin No. 4.

Thus, based on the foregoing and for the reasons submitted in our response of February 14, 2007, we respectfully submit that the Staff should not require registration of the spin-off portion of this transaction under the Securities Act or the Exchange Act. Further, while the reverse Morris trust transactions do not meet the second condition under subpart B.3.a. of Question 4 of Staff Legal Bulletin, we believe that the weight of the precedent supports, and the public policy objectives behind the Staff’s position would not be undermined by, not requiring Securities Act or Exchange Act registration for transactions structured like this one. Rather, we respectfully submit that the information statement/prospectus that is filed as part of Citadel’s Registration Statement and which will be sent to Disney stockholders provides Disney stockholders with adequate information about the spin-off, the Citadel common stock that will trade on a go-forward basis and the business of the combined company after the merger. Requiring registration by ABC Radio Holdings would not provide any meaningful additional benefit to Disney’s stockholders or the public.

We hope that the foregoing has been responsive to the Staff’s concerns. Should you have any questions relating to the foregoing, please feel free to contact me by telephone at (212) 259-6640 or by facsimile at (212) 259-6333 or my colleague, M. Adel Aslani-Far, by telephone at (212) 259-7606 or by facsimile at (212) 259-6333.

Sincerely,

/s/ Morton A. Pierce
Morton A. Pierce

cc:	Alan N. Braverman, Esq., The Walt Disney Company

Jacquelyn J. Orr, Esq., Citadel Broadcasting Corporation

M. Adel Aslani-Far, Esq., Dewey Ballantine LLP

Andrew E. Nagel, Esq., Kirkland & Ellis LLP